SECURITIES AND EXCHANGE COMMISSION
                     Washington D.C.  20549


                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                       (Amendment No. 5)*

                       OUTLOOK GROUP CORP.
                        (Name of Issuer)

                  Common Stock, $.01 Par Value
                 (Title of Class of Securities)

                           690113 10 5
                         (CUSIP Number)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13G


CUSIP No.   690113 10 5

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          David L. Erdmann


2.   Check the Appropriate Box if a Member of a Group (See
     Instructions)
     (a)  [ ]            (b)  [ ]

3.   SEC Use Only


4.   Citizenship or Place of Organization
          United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

     5.   Sole Voting Power
          299,347

     6.   Shared Voting Power
           25,977

     7.   Sole Dispositive Power
          299,347

     8.   Shared Dispositive Power
           25,977

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
          325,324

10.  Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares (See Instructions)


11.  Percent of Class Represented by Amount in Row 9
          7.0%

12.  Type of Reporting Person*
          IN

Item 1(a)      Name of Issuer:

               Outlook Group Corp. ("OGC")

Item 1(b)      Address of Issuer's Principal Executive Offices:

               1180 American Drive, Neenah, Wisconsin 54956

Item 2(a)      Name of Person Filing:

               David L. Erdmann

Item 2(b)      Address of Principal Business Office:

               1180 American Drive, Neenah, Wisconsin 54956

Item 2(c)      Citizenship:

               United States

Item 2(d)      Title of Class of Securities:

               Common Stock, $.01 par value

Item 2(e)      CUSIP Number:

               690113 10 5

Item 3.        If this statement is filed pursuant to Rules
               13d-1(b) or 13d-2(b), check whether the person filing is a:

               Not Applicable

Item 4.        Ownership (at December 31, 1996):

          (a)  Amount beneficially owned:  325,324 shares

          (b) Percent of Class: 7.0% (based upon the 4,649,382 shares of OGC Common Stock reported as outstanding by OGC on December 31, 1996)

          (c)  Number of shares as to which such person has:

          (i)    sole power to vote or to direct the vote: 299,347
          (ii)   shared power to vote or to direct the vote: 25,977
          (iii)  sole power to dispose or to direct the disposition
                 of: 299,347
          (iv)   shared power to dispose or to direct the disposition
                 of:  25,977

Item 5.        Ownership of Five Percent or Less of a Class

               Not applicable

Item 6.        Ownership of More than Five Percent on Behalf of
               Another Person

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

               Not applicable

Item 8.        Identification and Classification of Members of the
               Group

               Not applicable.

Item 9.        Dissolution of Group

               Not applicable

Item 10.       Certification

               Not applicable



                            Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this state-ment is true, complete, and correct.

                              Dated:  February 10, 1997


                                /s/ David L. Erdmann
                              David L. Erdmann